UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50448

Marlin Business Services Corp.

(Exact name of registrant as specified in its charter)

300 Fellowship Road

Mount Laurel, New Jersey 08054

(888) 479-9111

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934, Marlin Business Services Corp. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Marlin Business Services Corp.

Date: January 31, 2022	By:	/s/ Michael R. Bogansky
		Name:	Michael R. Bogansky
		Title:	Chief Financial Officer & Senior Vice President

*

On January 20, 2022, pursuant to the Agreement and Plan of Merger, dated as of April 18, 2021 (the “Merger Agreement”), by and among Marlin Business Services Corp., a Pennsylvania corporation (the “Registrant”), Madeira Holdings, LLC, a Delaware limited liability company (“Parent”), and Madeira Merger Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a wholly owned subsidiary of Parent.